

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

   Re: Oaktree Acquisition Corp.
     Amendment 1 to Registration Statement on Form S-4
     Filed December 2, 2020
     File No. 333-249622

Dear Mr. McCaney:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2020 letter.

Amendment 1 to Registration Statement on Form S-4 filed December 2, 2020

Summary of the Proxy Statement/Prospectus
Business Model, page 3

1. We note the additional detail you have provided in response to our prior comments 2 and 11 regarding the company's non-prescription products, which you describe as "over-the-counter drug and device products and cosmetics and supplement products" in the "wellness, sexual health, skincare and hair care" sectors. Please further revise your disclosure to provide more granular detail regarding the products sold. In this regard, if the number of products is substantial it may be useful to provide a list in tabular form, where appropriate.

<u>Leverage existing capabilities to penetrate new sales channels and further improve operations, page 5</u>

2.   We note your response to our prior comment 6 in relation to your collaboration agreements with Ochsner Health and Mount Sinai Health System. Please revise your disclosure to provide the detail given in your response letter regarding these collaborations, namely that the collaboration agreements do not involve any monetary exchange, meaning neither party receives any compensation or financial incentive of any kind, Hims has not generated meaningful revenue because of these relationships, and these relationships are non-exclusive.

<u>Marketing, page 219</u>

3.   We note your response to our prior comment 12. Please also remove the graphic on page 219 and revise page 220 to conform to the format of the registration statement rather than a marketing slide deck.

You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Seligson, Esq.